UNITED STATES

               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C. 20549





                           FORM U-9C-3



              QUARTERLY REPORT PURSUANT TO RULE 58

          For the Quarterly Period Ended June 30, 2001






                       ENTERGY CORPORATION
                    (a Delaware corporation)
                        639 Loyola Avenue
                  New Orleans, Louisiana 70113
                    Telephone (504) 576-4000
_________________________________________________________________
  (Name of registered holding company and address of principal executive offices)


ITEM 1 - ORGANIZATION CHART

  Name of     Energy or gas                                     Percentage of
 reporting       related           Date of         State of        voting
  company        company        organization     organization  securities held     Nature of
                                                                                   business
Entergy       Energy related  November 3, 1997     Delaware        a 100%       Holding company
Holdings,     business                                              owned       investing in
Inc. (EHI)                                                      subsidiary of   miscellaneous
                                                                   Entergy      energy related
                                                                 Corporation    companies.

Entergy       Energy related  January 28, 1999     Delaware        a 100%       Production,
Thermal, LLC  business                                              owned       sale, and
(Entergy                                                        subsidiary of   distribution of
Thermal)                                                             EHI        thermal energy
                                                                                products.

Entergy       Energy related  January 28, 1999     Delaware        a 100%       Energy
Business      business                                              owned       management
Solutions,                                                      subsidiary of   services.
LLC (EBS)                                                            EHI

Entergy       Energy related  February 25, 1999     Delaware       a 100%       Holding company
Power         business                                              owned       investing in
Holdings USA                                                    subsidiary of   qualifying
Corporation                                                        Entergy      facilities.
(EPH)                                                            Corporation

Entergy       Energy related  February 25, 1999    Delaware     a 100% owned    Development and
Power RS      business                                          subsidiary of   ownership of
Corporation                                                          EPH        qualifying
(EPRS)                                                                          facilities.

Entergy       Energy related  June 15, 2000        Delaware     a 100% owned    Holding company
Power Gas     business                                          subsidiary of   investing in
Holdings                                                           Entergy      energy
Corporation                                                      Corporation    commodity
(EPGHC)                                                                         brokering and
                                                                                related
                                                                                services.

Entergy       Energy related  June 20, 2000        Delaware      a 80% owned    Holding company
Power Gas     business                                          subsidiary of   investing in
Operating                                                           EPGHC       energy
Corporation                                                                     commodity
(EPGOC)                                                                         brokering and
                                                                                related
                                                                                services.

Highland      Energy related  June 23, 1987         Texas           a 75%       Energy
Energy        business                                              owned       commodity
Company                                                         subsidiary of   brokering and
(Highland)                                                          EPGOC       related
                                                                                services.



ITEM 1 - ORGANIZATION CHART (cont'd)

   Name of      Energy or gas                                       Percentage of
  reporting        related           Date of          State of          voting
   company         company        organization      organization   securities held   Nature of business
TLG Services,   Energy related  December 30, 1986   Connecticut         a 100%       Provide field
Inc. (TLG)      business                                           owned subsidiary  services for the
                                                                      of Entergy     decommissioning
                                                                    Nuclear, Inc.    of nuclear
                                                                                     plants

Entergy         Energy related  August 30, 2000        Texas        a 99% limited    Provide
Solutions, LTD  business                                           partner interest  competitive
(ESLTD)                                                            held by Entergy   energy service
                                                                    Retail Holding   and electric
                                                                   Company and a 1%  sales
                                                                   general partner
                                                                   interest held by
                                                                    Entergy Retail
                                                                     Texas, Inc.

Entergy-Koch    Energy related  January 25, 2001      Delaware     a 49.5% limited   Energy marketing
Trading, LP     business                                           partner interest  and brokering.
(EKTLP)                                                               and a 0.5%
                                                                   general partner
                                                                     interest, in
                                                                      each case
                                                                   indirectly held
                                                                   by Entergy Power
                                                                    International
                                                                    Holding Corp.

EWO GP LLC      Energy related  October 30, 2000      Delaware       a 100% owned    Holding company
(EWO)           business                                            subsidiary of    investing in
                                                                    EWO Marketing    energy commodity
                                                                    Holding, Inc.    brokering and
                                                                                     related
                                                                                     services.



ITEM 1 - ORGANIZATION CHART (cont'd)

  Name of      Energy or gas                                    Percentage of
 reporting    related company      Date of         State of        voting
  company                        organization    organization  securities held     Nature of
                                                                                    business
EWO           Energy  related  October 30, 2000    Delaware     a 99% limited   Energy marketing
Marketing,    business                                             partner      and brokering.
L.P. (EWOM)                                                     interest held
                                                                   by EWO
                                                                  Marketing
                                                                Holding, Inc.
                                                                  and a 1%
                                                               general partner
                                                                interest held
                                                                by EWO GP LLC

Entergy       Energy  related  March 5, 2001        Texas       a 99% limited   Price-to-Beat
Solutions     business                                             partner      retail electric
Select Ltd.                                                     interest held   provider
(ESSL) (new)                                                   by Entergy PTB
                                                                   Holding
                                                                Company, Inc.
                                                                  and a 1%
                                                               general partner
                                                                interest held
                                                                 by Entergy
                                                                 Select, LLC

Entergy       Energy  related  June 5, 2001         Texas       a 99% limited   Provider of Last
Solutions     business                                             partner      Resort retail
Essentials                                                      interest held   electric
Ltd. (ESEL)                                                    by Entergy PTB   provider
(new)                                                              Holding
                                                                Company, Inc.
                                                                  and a 1%
                                                               general partner
                                                                interest held
                                                                 by Entergy
                                                                 Select, LLC



EHI Activities
      During the quarterly period ended June 30, 2001, EHI acted as a holding company engaged in investment in energy related companies consistent with Rule 58.

Entergy Thermal Activities
      During  the  quarterly period ended June 30, 2001,  Entergy
Thermal  operated a district cooling and heating  system  in  New
Orleans, Louisiana.

EBS Activities
      During  the quarterly period ended June 30, 2001,  EBS  was
inactive,  but  in  the  future  intends  to  engage  in   energy
management services.

EPH Activities
      During the quarterly period ended June 30, 2001, EPH acted as a holding company with respect to Entergy's investments in "qualifying facilities" (QFs) under the Public Utility Regulatory
Policies Act of 1978 (PURPA).

EPRS Activities
      During the quarterly period ended June 30, 2001, EPRS engaged in the development, acquisition and ownership of a 50% interest in RS Cogen LLC. RS Cogen LLC is developing, and will own and operate a 500 MW cogeneration facility in Louisiana which is a QF under PURPA.

EPGHC Activities
      During the quarterly period ended June 30, 2001, EPGH acted as a holding company for investing in energy commodity brokering and related services.

EPGOC Activities
     During the quarterly period ended June 30, 2001, EPGOC acted as a holding company for investing in energy commodity brokering and related services.

Highland Activities
      During the quarterly period ended June 30, 2001, Highland engaged in the business of energy commodity brokering and related services.

TLG Activities
      During the quarterly period ended June 30, 2001, TLG provided field services in decontamination, decommissioning, radiological health and safety, industrial safety, radiological and hazardous/toxic waste management and disposal. Revenues during the quarterly period ended June 30, 2001 were immaterial.

ESLTD Activities
      During the quarterly period ended June 30, 2001, ESLTD was in its formative stage and in the future intends to engage in providing competitive energy service and electric sales.

EKTLP Activities
     EKTLP was formed effective January 31, 2001 through a merger with EPMC. During the quarterly period ended June 30, 2001, EKTLP engaged in the business of brokering and marketing of energy commodities, including but not limited to electricity, natural or manufactured gas, and other combustible fuels. These services were provided to electric utilities, power marketers, electric and municipal cooperatives, and various other customers.

EWO Activities
      During the quarterly period ended June 30, 2001, EWO acted as a holding company for investing in energy commodity brokering and related services.

EWOM Activities
      During the quarterly period ended June 30, 2001, EWOM engaged in the business of managing the electric generation assets of affiliates and third party customers as well as fulfilling the electric energy needs of third party customers under long term contracts. The third party customers are principally electric and municipal cooperatives.

ESSL Activities
     During the quarterly period ended June 30, 2001, ESSL was in its formative stage and in the future intends to engage in providing price-to-beat energy service and electric sales.

ESEL Activities
     During the quarterly period ended June 30, 2001, ESEL was in its formative stage and in the future intends to engage in providing energy service and electric sales as the provider of last resort.


ITEM  2  -  ISSUANCES  AND  RENEWALS OF  SECURITIES  AND  CAPITAL
CONTRIBUTIONS

  Company     Type of   Principal             Cost of  Person to whom  Collateral  Consideration
  issuing    security   amount of  Issue or   capital   security was   given with  received for
 security     issued    security    renewal                issued       security   each security
  Entergy     Limited      N/A       Issue      N/A     Entergy PTB       N/A       $ 990
 Solutions    Partner                                     Holding
Select LTD.  Interest                                  Company, Inc.

  Entergy     General      N/A       Issue      N/A       Entergy         N/A       $  10
 Solutions    Partner                                   Select, LLC
Select LTD   Interest

  Entergy     Limited      N/A       Issue      N/A     Entergy PTB       N/A       $ 990
 Solutions    Partner                                     Holding
Essentials   Interest                                  Company, Inc.
   LTD.

  Entergy     General      N/A       Issue      N/A       Entergy         N/A       $  10
 Solutions    Partner                                   Select, LLC
Essentials   Interest
   LTD.

   Company contributing capital     Company receiving capital       Amount of capital
                                                                      contribution
Entergy PTB Holding Company, Inc.              ESSL                 $2,955,150
Entergy Select, LLC                            ESSL                 $   29,850
Entergy PTB Holding Company, Inc.              ESEL                 $  741,510
Entergy Select, LLC                            ESEL                 $    7,490
Entergy Retail Holding Company                 ESLTD                $3,465,000
Entergy Retail Texas, Inc.                     ESLTD                $   15,000

ITEM 3 - ASSOCIATE TRANSACTIONS

Part I - Transactions Performed by Reporting Companies on Behalf
                     of Associated Companies

Reporting   Associate
 company     company     Types of    Direct costs  Indirect             Total amount
rendering   receiving    services      charged/      costs    Cost of      billed/
 services    services    rendered     (credited)    charged   capital    (credited)

   EHI         EBS      Professional  $(12,831)       -0-       N/A      $(12,831)
                          services
                         and back
                          office
                          support

   EHI       Entergy      Same as      $(5,499)       -0-       N/A      $ (5,499)
             Thermal       above

  EKTLP        EWOM       Same as     $914,187        -0-       N/A      $914,187
                           above.

Part II - Transactions Performed by Associate Companies on Behalf
                     of Reporting Companies

Associate  Reporting
 company    company      Types of    Direct costs   Indirect             Total amount
rendering  receiving     services      charged/       costs    Cost of     billed/
services    services     rendered     (credited)     charged   capital    (credited)
   EEI        EHI      Professional   $20,997         $-0-       N/A     $20,997
                       services and
                       back office
                       support.

   EEI      Entergy    Same as       $132,475         $-0-       N/A    $132,475
            Thermal    above.


   EEI        EBS                    $(10,558)        $-0-       N/A    $(10,558)
                       Same as
                       above.
   EEI        EPRS     Same as       $211,616         $-0-       N/A    $211,616
                       above.

   EEI       EPGOC     Same as       $102,640         $-0-       N/A    $102,640
                       above.

   EEI       ESLTD     Same as       $976,317         $-0-       N/A    $976,317
                       above.

   EEI        EWOM     Same as       $323,840         $-0-       N/A    $323,840
                       above.

   EEI        TLG      Same as        $28,427         $-0-       N/A     $28,427
                       above.


Part II - Transactions Performed by Associate Companies on Behalf
               of Reporting Companies - Continued

Associate    Reporting
 company      company     Types of              Indirect
rendering    receiving    services     Direct    costs   Cost of    Total
 services    services     rendered     costs    charged  capital    amount
                                      charged                       billed

 Entergy       ESLTD     Same as      $937,837    $-0-     N/A     $937,837
  Retail                 above.
Louisiana
Management
Services,
  LLC-A

 Entergy       ESSL      Same as      $ 67,602    $-0-     N/A     $ 67,602
  Retail                 above.
Louisiana
Management
Services,
  LLC-A

 Entergy       ESLTD     Same as      $126,890    $-0-     N/A     $126,890
Solutions                above.
 Supply,
   LTD.

 Entergy       ESSLL     Same as      $551,014    $-0-     N/A     $551,014
Solutions                above
 Supply,
   LTD.

 Entergy        TLG      Same as      $737,732   $ -0-     N/A     $737,732
 Nuclear                 above.
Operations,
   Inc.


ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT


Investments in energy-related companies:
  Total consolidated capitalization as of June 30, 2001                $15,200,754,000    Line 1
  Total capitalization multiplied by 15% (line 1 multiplied by 0.15)     2,280,113,100    Line 2
  Greater of $50 million or line 2                                       2,280,113,100    Line 3

  Total current aggregate investment:
   Energy marketing and brokering (EKTLP, Highland, ESLTD, EPGOC, ESSL,    455,544,555
     ESEL, and EWOM)
   Energy related technical and similar services (EHI & TLG)                65,278,822
   Development and ownership of QFs (EPH & EPRS)                                 2,000
                                                                        --------------
      Total current aggregate investment*                                  520,825,377    Line 4
                                                                        --------------
Difference between the greater of $50 million or 15% of
capitalization and the total aggregate investment of the registered
holding company system (line 3 less line 4)                             $1,759,287,723    Line 5
                                                                        ==============


ITEM 5 - OTHER INVESTMENTS

 Major line of       Other            Other         Reason for
energy-related   investment in    investment in   difference in
   business       last U-9C-3      this U-9C-3        other
                    report           report         investment
      N/A             -0-              -0-             N/A



ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

A.   Financial Statements

     Filed under confidential treatment pursuant to Rule 104(b).

B.  Exhibits

     1. Certificate of filing of Form U-9C-3 for the 1st Quarter of 2001 with interested state commissions and municipal regulator.




                            SIGNATURE


      Pursuant to the requirements of the Public Utility  Holding
Company Act of 1935, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                 Entergy Corporation



                                 By:  /s/ Nathan E. Langston
                                        Nathan E. Langston
                                     Vice President and Chief
                                        Accounting Officer


Dated:  August 27, 2001